UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for 13 September 2010
Commission File Number 1-31615
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(1): ____
Note
: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-
T Rule 101(b)(7): ____
Note
: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized
(the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934.
Yes _____ No __X__
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b):
82-_______________.
Enclosures
:
Sasol Limited financial results for the year ended
30 June 2010

Sasol Limited
(Incorporated in the Republic of South Africa)
Registration number 1979/003231/06
JSE NYSE
Share code: SOL SSL
ISIN code: ZAE000006896 US8038663006
(“Sasol” or “the company”)

Sasol Limited financial results for the year ended 30 June 2010 focused and energised
Earnings per share up by 17% to R26,68
Synfuels volumes up by 3,9%
Cash fixed costs reduced
Strong cash flows generated from operating activities
Total dividend up by 24% to R10,50 per share
Strong balance sheet to fund growth
Growth projects remain on track

Overview
Chief executive, Pat Davies says: “Sasol continued to deliver on its strategy by focusing on world-class performance of our
existing assets and progressing growth opportunities that are based on our proprietary technology. The prompt actions taken in response to the global economic crisis, though painful, have resulted in a more efficient and effective organisation. Our financial position is strong and we have the flexibility to
pursue our sustainable growth strategy with vigour. Our focus remains on optimising our businesses, leveraging our technology and investing strategically to enhance shareholder returns on a sustainable basis.”

Earnings attributable to shareholders for the year ended 30 June
2010 increased by 17% from R13,6 billion in the previous
financial year to R15,9 billion, while earnings per share and headline earnings per share increased by 17% to R26,68 and by 5%
to R26,57, respectively, over the same period.

Operating profit of R23,9 billion declined marginally by 3%
compared with the previous financial year. Operating profit was positively impacted by improved production volumes, higher
average crude oil prices (average dated Brent was US$74,37/barrel in 2010 compared with US$68,14/barrel in 2009) and chemical
product prices. A 16% stronger average rand/US dollar exchange rate (R7,59/US$1 in 2010 compared with R9,04/US$1 in 2009),
however, outweighed the benefits realised from the oil price. The average crude oil price achieved during the previous financial year was positively impacted by the effect of the oil hedges which resulted in a net gain of R5,1 billion. Similar oil hedges were not entered into during the financial year under review.
The operating profit in 2010 was not affected by large once-off charges compared with the previous financial year. The previous year’s once-off charges included competition related
administrative penalties of R3,9 billion and Sasol Inzalo share-
based payment expenses of R3,2 billion. The 2010 financial year includes a much lower Sasol Inzalo share-based payment expense of
R824 million.

The decrease in the effective tax rate is as a result of the absence of competition related administrative penalties and lower share-based payment expenses compared with the prior year, both of which are not deductible for tax.

Cash flow from operating activities was R27,3 billion compared with R48,2 billion of the previous year. While cash flow
generated by the existing businesses was strong, working capital increased from a working capital ratio of 15,3% (expressed as a ratio of turnover) compared with the previous year’s ratio of
11,2% as a result of price and volume effects. The group’s growth plans remained on track during the 2010 financial year, resulting in capital expenditure of R16,1 billion for the year.

Chief financial officer, Christine Ramon says: “Our dedicated focus on operational efficiency, while maintaining strict cost discipline, has delivered results.

We have been able to achieve cash fixed costs savings of R1
billion for the year, resulting in a reduction in cash fixed costs. The initiatives we have embarked on support the focus of our businesses to deliver sustainable performance through the cycles. Our growth plans remain on track and we will actively pursue our capital investment opportunities in the forthcoming year, where we estimate capital expenditure to be in the region of R19 billion. We continue to plan carefully for an economic recovery, albeit volatile. The strength of our balance sheet and healthy cash flows position us well to respond to opportunities and challenges that the current environment presents.”

Existing assets deliver results
South African energy cluster
Sasol Mining – low US dollar coal prices depress operating profit
Operating profit of R815 million was 49% lower than the previous year mainly as a result of lower US dollar coal prices combined with a strong rand/US dollar exchange rate and increased Project
Mafutha pre-feasibility costs. This was partially offset by
higher Synfuels and Infrachem coal prices, increased production volumes due to operational efficiencies achieved during the year and lower costs per unit.

Sasol Gas – improved gross margin on the back of higher sales volumes

Operating profit increased by 2% to R2 479 million compared with the previous year. Although gas prices decreased, the effect thereof was negated as sales volumes increased resulting in a higher margin.
Sasol Synfuels – improved plant stability results in increased production volumes
Sasol Synfuels’ operating profit decreased by 48% to R13 175 million compared with the previous year. Production volumes were
3,9% higher than the previous year as a result of improved plant stability. Unit cash costs, reflected a 5,8% reduction mainly as a result of capitalising shutdown and major inspection costs.
However, the decline in operating profit resulted largely from stronger rand/US dollar exchange rates, which were partially offset by higher average oil prices. In addition, the operating profit in the prior year included a gain of R4 904 million
relating to the oil hedge.

Sasol Oil – increased sales volumes
Sasol Oil recorded an operating profit of R1 364 million compared with an operating loss of R351 million for the previous year.
Sales volumes increased by 7% compared with the previous year, especially due to demand by wholesalers and overland exporters into Southern Africa. This increase was supported by increased production as well as improved marketing margins during a period of less volatile crude oil prices. The improvement in operating profit was negated to some extent by the stronger rand/US dollar exchange rate and weaker refining margins.

International energy cluster
Sasol Synfuels International (SSI) – Oryx GTL main contributor of operating profit

SSI recorded an operating profit of R131 million compared with an operating loss of R235 million for the previous year. This was mainly due to a once-off loss of R771 million realised on the reduction of our economic interest in the Escravos gas-to-liquids
(GTL) project in the prior year. The Oryx GTL facility had an unscheduled shutdown in the second quarter of 2010 as a result of a failure in a vendor supplied air compressor unit and a planned statutory shutdown in the fourth quarter of 2010, resulting in lower production. This, together with a stronger rand/US dollar exchange rate and despite higher crude oil prices, resulted in
Oryx GTL delivering a lower operating profit for the year. The
Oryx GTL facility operated at 90% capacity, excluding the impact of the planned shutdown, in the second half of 2010.

Sasol Petroleum International (SPI) – lower sales volumes
Operating profit decreased by 70% to R337 million compared with the previous year, mainly due to lower sales volumes from the
Etame oil field cluster in Gabon, coupled with a stronger rand/US dollar exchange rate. Higher average oil and gas prices partially negated these effects. In addition, condensate sales volumes from
Mozambique decreased by 62% compared to the previous year, in line with expectations. Work continued according to schedule on the US$300 million expansion of the onshore gas production
facilities in Pande and Temane, Mozambique, to increase the
current annual capacity of 120 million gigajoules to 183 million gigajoules.

Chemical cluster
Sasol Polymers – increase in sales volumes
Operating profit increased by 1% to R958 million compared with the previous year, mainly due to increased sales volumes and a reduction in fixed costs partially offset by foreign exchange translation differences. Sasol Polymers reorganised its South
African structure, with a focus of cutting costs and improving productivity. Benefits from these turnaround plans have already started to bear fruit, with an increase in sales margins and reductions in costs during the latter part of the financial year.
Sasol Arya Polymer Company continued to ramp up its production during the course of the year and ended with an average capacity utilisation of 65% for the year, contributing R771 million to
Sasol Polymers operating profit.

Sasol Solvents – improved sales volumes
Operating profit increased by 133% to R1 154 million compared with the previous year due to improved sales volumes on the back of higher production. Stronger margins and a reduction in cash fixed costs further contributed to the increase in operating profit, which was partially offset by the strength of the rand against the US dollar.

Sasol Olefins & Surfactants (Sasol O&S) – improved margins as market demand recovers

Sasol O&S recorded an operating profit of R2 492 million compared with an operating loss of R160 million in the previous year. The improvement in the operating profit is mainly as a result of improved margins as the demand in the market recovered.
The positive effect of the turnaround plan has been partially offset by negative foreign exchange impacts. The 2010 financial year includes a partial reversal of the impairment of the Sasol
Italy assets amounting to R348 million, endorsing the positive outlook for the business in future.

Other chemical businesses – European wax business and the
fertiliser business make a positive contribution

Other chemical businesses recorded an operating profit of R892 million compared with an operating loss of R3 525 million for the previous year. The prior year included once-off items such as the
European Commission administrative penalty relating to Sasol Wax
GmbH, the administrative penalty payable by Sasol Nitro to the
South African Competition Commission and the impairment and
closure provisions related to the Phalaborwa operations. The negative effect of the stronger rand/US dollar exchange rate and the slower than expected recovery in the US wax market, was
negated by the improved sales volumes in the European wax market.

The fertiliser business also reported improved product margins during 2010.

Competition law compliance
Regarding competition law, we continue to focus on enhancing
Sasol’s competition law compliance processes and systems
throughout the group.

There are matters that remain subject to investigation. The
South African Competition Commission (the Commission) has
initiated investigations in respect of some of the industries in which Sasol participates, including the South African piped gas, coal mining, petroleum, fertiliser, wax and polymer industries.
During 2010, we received two notices of non-referral in regard to investigations that were conducted by the Commission into the
South African candle wax industry. We are not aware of any
further investigations by the Commission in respect of this
industry.

On 5 July 2010, Sasol Nitro, a division of Sasol Chemical
Industries Limited, concluded a settlement agreement with the
Commission. The settlement agreement reached is in full and final settlement of the alleged contraventions of excessive pricing and exclusionary practices arising from complaints lodged with the
Commission by Nutri-Flo and Profert. Sasol Nitro did not, as part of the settlement, admit to having committed any excessive
pricing or exclusionary conduct. The Commission is of the view that the settlement, which involves a structural solution and several changes to Sasol Nitro’s fertiliser business model, will address their competition concerns. As a result, no
administrative penalty was imposed. The Competition Tribunal (the
Tribunal) confirmed the settlement agreement on 20 July 2010.
On 12 August 2010, the Commission announced that it had referred its complaints of excessive pricing of polypropylene and
propylene in the domestic South African market against Sasol
Chemical Industries Limited (SCI) and of price fixing in respect of polypropylene against SCI and Safripol (Pty) Limited
(Safripol) to the Tribunal for adjudication. The allegation of collusion on prices relates to an agreement concluded between
Sasol Polymers, a division of SCI, and Safripol in 1994, which was structured at the behest of the former Competition Board, following the formation of Polifin (the Sasol/AECI joint venture)
in 1994. The agreement was structured to ensure Safripol’s
ongoing access to propylene supply at a market-related price.
Sasol Polymers has been liaising with the Commission in its
investigation. The Commission indicated that it is seeking an administrative penalty of 10% of SCI’s annual turnover for each of the alleged contraventions. There is no reasonable certainty as to whether or not SCI will be found to have contravened
competition laws as alleged, whether a penalty will be imposed and the quantum thereof if imposed. SCI intends defending the matter before the Tribunal should an amicable resolution of the matter with the Commission not be achieved.

On 30 October 2009, after being advised that certain provisions in a suite of agreements concluded between Sasol Gas, Coal,
Energy and Power Resources Limited (CEPR) and Spring Lights Gas
(Pty) Ltd (Spring Lights) constituted contraventions of the
Competition Act (the Act), Sasol Gas applied for leniency in terms of the Commission’s corporate leniency policy and obtained conditional leniency. On 20 August 2010, Spring Lights concluded a settlement agreement with the Commission in terms of which
Spring Lights acknowledged the mentioned contraventions and
agreed to pay an administrative penalty of R10,8 million. The settlement agreement was referred to the Tribunal on 1 September
2010 for confirmation, but the matter was postponed sine die to enable the Commission to make a ruling on an exception
application of Spring Lights.

We continue to interact and cooperate with the Commission in respect of the leniency applications as well as in the areas that are subject to Competition Commission investigations. As and when appropriate, we will make further announcements in respect of material matters.

Sustaining Sasol into the future
Developments in the sustainable development area include the following:

In South Africa, various policy development processes are
currently being undertaken by government departments to address interdependent issues of climate change and the security of
energy supply into the economy. This includes climate change policy on the back of pledges tabled at Copenhagen, a potential tax on carbon emissions investigated by National Treasury and a review of the Integrated Resource Plan (IRP) as part of energy supply policy. The group is currently in the process of assessing the impact of these potential changes on business.

The recordable case rate for employees and service providers, including injuries and illnesses, was 0,51 at 30 June 2010
compared with 0,54 at 30 June 2009.

We deeply regret having had eight fatalities (two of whom were service providers) during this financial year and as a matter of urgency have renewed our focus on safety as one of our top
priorities for 2011.

The group was rated a level 4 contributor by Empowerdex in
respect of our broad-based black economic empowerment (BBBEE)
procurement process. We are a value adding enterprise meaning that for each R1,00 spent on Sasol products, customers receive
R1,25 BBBEE preferential procurement recognition. We achieved our level 4 contributor status earlier than our targeted date of
2012.

Growth projects on track

 Our strong cash flow generation has facilitated the further advancement of the pipeline of capital projects:
In December 2009, the Project Application Report for the China
coal-to-liquids (CTL) plant was submitted to the Chinese
Government for approval. We are expecting a decision thereon in the second half of the 2011 financial year.

The feasibility study for the Uzbekistan GTL plant is expected to be completed by the end of the second quarter of the 2011
financial year.

Detailed engineering and construction on the expansion of the wax production facility in Sasolburg is progressing according to plan, with the first phase of the project expected to be
completed and ready for operation towards the end of 2012.
In February 2010, the Secunda Natural Gas Growth programme at
Sasol Synfuels in South Africa was approved by the board. The first step of this R14,2 billion programme, which will result in a 3% increase in production volumes, has been completed with two gas turbines delivering 200 megawatts of electricity into the national grid.

Sasol Polymers will invest R1,9 billion in an ethylene
purification unit at its plant in Sasolburg, South Africa.
The plant is expected to come on stream in the second half of the
2013 calendar year.

Sasol Nitro will invest R0,95 billion in a replacement fertiliser granulation unit at its plant in Secunda, South Africa. The plant is expected to come on stream in the second half of the 2011 calendar year.

In South Africa, coal blasting and extraction of the 170 000 ton sample of coal on Project Mafutha (a proposed greenfields CTL facility) was successfully completed in 2010. The coal has been transported to Secunda and the coal gasification trials are
scheduled and planned for completion during the latter half of the 2010 calendar year. However, pending clarity on the large-
scale coal gasification tests and the provision of a commercially viable carbon capture and storage solution, this project will not progress into the feasibility phase within the orginally
envisaged timeline. More certainty relating to the South African government’s prioritisation of the country’s mega energy projects is expected towards the end of the 2010 calendar year.

In July 2010, SPI was jointly, with Statoil ASA and Chesapeake
Energy Corporation, awarded an onshore petroleum Technical
Cooperation Permit covering approximately 88 000 square
kilometres. This permit awards the applicants the right to study the prospectivity for shale gas in the Karoo Basin in the central region of South Africa.

Strong balance sheet maintained
Gearing at 30 June 2010 of 1,0% (30 June 2009: negative 1,2%)
remained low as a result of improved operating results. This low level of gearing is expected to be maintained in the short-term.
At the annual general meeting of 27 November 2009, shareholders renewed the authority to buy back up to 4% of the issued share capital for a further 12 months. No shares were repurchased
during the 2010 financial year.

Outlook* – improved operational performance for the 2011
financial year, but cautious due to macro economic variables
While there has been some stability in global markets and it is anticipated that this will continue, the potential sovereign debt crisis in Europe indicates that the recovery in the global
economy appears to be fragile. Recent chemical product demand and product prices have shown some improvement and the crude oil price has been less volatile compared with the prior year.
The strength of the rand/US dollar exchange rate remains the single biggest external factor exerting pressure on our
profitability.

Our production volumes have improved across the group through initiatives aimed at achieving operational efficiencies and plant stability. We anticipate that we will be able to maintain
Synfuels’ production volumes for the coming year taking into account the planned one in eight years full factory shut down during financial year 2011. Oryx is expected to perform at
planned operating rates and Arya will continue to ramp up. Our focus in the year ahead will be to continue to contain cost
inflation through the efficiency and effectiveness of our
functions. However, considering the uncertain macro economic environment and our assumptions in respect of crude oil and
product prices, weaker refining margins as well as the stronger rand/US dollar exchange rate, we are cautious on the outlook for the year ahead. The current volatility and uncertainty of global markets make it difficult to be more precise in this outlook statement.

The board has decided to increase the final dividend given the increase in earnings for the past year and taking into account the overall improved market and economic conditions, together with the ongoing strength of our financial position and current capital investment plans. This approach is consistent with our recently announced progressive dividend policy and track record of dividend growth as a key component of adding shareholder
value.

* In accordance with standard practice, it is noted that this information has not been reviewed or reported on by the company’s external auditors.

Acquisitions and disposals of businesses

 With effect from 30 September 2009, Sasol O&S disposed of its inorganics business in Italy for a consideration of e0,6 million.
With effect from 24 November 2009, SPI acquired a participation right in the Sofala and M-10 Blocks in Mozambique for a purchase consideration of US$7,4 million.

Subsequent events
On 5 July 2010, Sasol Nitro, a division of Sasol Chemical
Industries Limited, concluded a settlement agreement with the
Competition Commission of South Africa. This agreement was
subsequently confirmed by the Competition Tribunal on 20 July
2010 and includes the divestiture of five regional fertiliser blending operations.

On 12 August 2010, the Commission announced that it had referred its complaints of excessive pricing of polypropylene and
propylene in the domestic South African market against SCI and of price fixing in respect of polypropylene against SCI and Safripol to the Tribunal for adjudication. (Refer to competition law
compliance matters above.)

On 20 August 2010, Spring Lights concluded a settlement agreement with the Commission in terms of which Spring Lights acknowledged the mentioned contraventions and agreed to pay an administrative penalty of R10,8 million. The settlement agreement was referred to the Tribunal on 1 September 2010 for confirmation but the matter was postponed.

On 24 August 2010, SPI and Petronas announced the joint
assignment of a 15% participating interest in the offshore M-10
Block, in Mozambique to Empresa Nacional de Hidrocarbonetos
(ENH), the Mozambique national hydrocarbon exploration company.
This results in an equity split in the M-10 Block of a 42,5%
participating interest to each of SPI and Petronas with the
remaining 15% to be held by ENH.

Declaration of cash dividend number 61
A final cash dividend of South African R7,70 per ordinary share
(2009: R6,00 per share) has been declared. This brings the
dividend for the full year to R10,50 per ordinary share (2009:
R8,50 per share). The final cash dividend is payable on all
ordinary shares, excluding the Sasol preferred ordinary shares.
The salient dates for holders of ordinary shares are:

Last day for trading to qualify
for and participate in the
dividend (cum dividend)
Friday, 8 October 2010
Trading ex dividend commences Monday, 11 October 2010
Record date Friday, 15 October 2010
Dividend payment date Monday, 18 October 2010
Holders of American Depositary Receipts
1
Ex dividend on New York Stock
Exchange (NYSE)
Wednesday, 13 October 2010
Record date Friday, 15 October 2010
Approximate date for currency
conversion
Tuesday, 19 October 2010
Approximate dividend payment
date
Friday, 29 October 2010
1
All dates are approximate as the NYSE approves the record date after receipt of the dividend declaration.
On Monday, 18 October 2010, dividends due to certificated
shareholders on the South African registry will either be
electronically transferred to shareholders’ bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on
Monday, 18 October 2010.

Share certificates may not be dematerialised or re-materialised between Monday, 11 October 2010 and Friday, 15 October 2010, both days inclusive.

On behalf of the board
Hixonia Nyasulu                       Pat Davies                            Christine Ramon
Chairman                                    Chief executive                  Chief financial officer

Sasol Limited
10 September 2010

Sasol Limited is the world’s leader in the conversion
of coal and gas to transportation fuels and chemicals.

The preliminary financial statements are presented on a
summarised consolidated basis.
Statement of financial position
at 30 June
2010
2009
Rm Rm
Assets
Property, plant and equipment 72 523 70 370
Assets under construction 21 018 14 496
Goodwill 738 805
Other intangible assets 1 193 1 068
Investments in associates 3 573 2 170
Post-retirement benefit assets 789 716
Deferred tax assets 1 099 1 184
Other long-term assets 1 828 2 045
Non-current assets 102 761 92 854
Assets held for sale 16 86
Inventories 16 472 14 589
Trade and other receivables 20 474 17 144
Short-term financial assets 50 520
Cash restricted for use 1 841 1 247
Cash 14 870 19 425
Current assets 53 723 53 011
Total assets 156 484 145 865
Equity and liabilities
Shareholders’ equity 94 730 83 835
Non-controlling interest 2 512 2 382
Total equity 97 242 86 217
Long-term debt 14 111 13 615
Long-term financial liabilities 75 143
Long-term provisions 7 013 5 729
Post-retirement benefit obligations 4 495 4 454
Long-term deferred income 273 297
Deferred tax liabilities 10 406 9 168
Non-current liabilities 36 373 33 406
Liabilities in disposal groups held
for sale
4
65
Short-term debt 1 542 4 762
Short-term financial liabilities 357 354
Other current liabilities 20 847 20 981
Bank overdraft 119 80
Current liabilities 22 869 26 242
Total equity and liabilities 156 484 145 865

Statement of cash flows
for the year ended 30 June
2010
2009
Rm Rm
Cash receipts from customers 118 129 144 963
Cash paid to suppliers and employees (90 791) (96 776)
Cash generated by operating activities 27 338 48 187
Finance income received 1 372 2 264
Finance expenses paid (1 781) (2 168)
Tax paid (6 040) (10 252)
Dividends paid (5 360) (7 193)
Cash retained from operating
activities
15 529 30 838
Additions to non-current assets (16 108) (15 672)
Acquisition of businesses – (30)
Cash obtained on acquisition of
businesses
–
19
Disposal of businesses – 3 486
Acquisition of investments in
associate
(1 248) (524)
Other net cash flows from investing
activities
652
203
Cash utilised in investing activities (16 704) (12 518)
Share capital issued 204 1 154
Share repurchase programme – (1 114)
Contributions from non-controlling
shareholders
9
406
Dividends paid to non-controlling
shareholders
(318)
(583)
(Decrease)/increase in long-term debt (2 567) 755
Decrease in short-term debt (29) (1 811)
Cash effect of financing activities (2 701) (1 193)
Translation effects on cash and cash
equivalents of foreign operations
(124)
(870)
Movement in cash and cash equivalents (4 000) 16 257
Cash and cash equivalents at beginning
of year
20 592
4 335
Cash and cash equivalents at end of
year
16 592 20 592

Income statement
for the year ended 30 June
2010 2009
Rm Rm
Turnover 122 256 137 836
Cost of sales and services rendered (79 183) (88 508)
Gross profit 43 073 49 328
Other operating income 854 1 021
Marketing and distribution expenditure (6 496) (7 583)
Administrative expenditure1 (9 451) (10 063)
Other operating expenditure (4 043) (8 037)
Competition related fines – (3 947)
Effect of crude oil hedges (87) 4 603
Share-based payment expenses (943) (3 325)
Effect of remeasurement items 46 (1 469)
Translation (losses)/gains (1 007) (166)
Other expenditure1 (2 052) (3 733)
Operating profit 23 937 24 666
Finance income 1 332 1 790
Share of profits of associates (net of
tax)
217
270
Finance expenses (2 114) (2 531)
Profit before tax 23 372 24 195
Taxation (6 985) (10 480)
Profit for the year 16 387 13 715
Attributable to
Owners of Sasol Limited 15 941 13 648
Non-controlling interest in
subsidiaries
446 67
16 387 13 715
Earnings per share Rand Rand
Basic earnings per share 26,68 22,90
Diluted earnings per share2 26,54 22,80
1 Comparative amounts were reclassified for consistency, which resulted in R1 013 million being reclassified from other expenses to administrative expenditure.

2 Diluted earnings per share are calculated taking the Sasol
Share Incentive Scheme and Sasol Inzalo share transaction into account.

Statement of comprehensive income
for the year ended 30 June
2010
2009
Rm Rm
Profit for the year 16 387 13 715
Other comprehensive income
Effect of translation of foreign
operations
(802)
(2 485)
Effect of cash flow hedges 13 (497)
Investments available-for-sale 4 –
Tax on other comprehensive income 8 101
Other comprehensive income for the
year net of tax
(777)
(2 881)
Total comprehensive income for the
year
15 610 10 834
Attributable to
Owners of Sasol Limited 15 171 10 796
Non-controlling interests in
subsidiaries
439
38
15 610 10 834

Statement of changes in equity
for the year ended 30 June
2010
2009
Rm Rm
Opening balance 86 217 78 995
Shares issued during year 204 1 154
Repurchase of shares – (1 114)
Share-based payment expenses 880 3 293
Disposal of businesses – 425
Change in shareholding of subsidiaries 9 406
Total comprehensive income for the year 15 610 10 834
Dividends paid (5 360) (7 193)
Dividends paid to non-controlling
shareholders in subsidiaries
(318)
(583)
Closing balance 97 242 86 217
Comprising
Share capital 27 229 27 025
Share repurchase programme (2 641) (2 641)
Sasol Inzalo share transaction
(22 054)
(22 054)
Retained earnings 85 463 74 882
Share-based payment reserve 6 713 5 833
Foreign currency translation reserve 137 939
Investment fair value reserve 5 2
Cash flow hedge accounting reserve (122) (151)
Shareholders’ equity 94 730 83 835
Non-controlling interest in subsidiaries 2 512 2 382
Total equity 97 242 86 217

Salient features
for the year ended 30 June
2010 2009
Selected ratios
Return on equity % 17,9 17,0
Return on total assets % 16,9 18,7
Operating margin % 19,6 17,9
Finance expense cover times 14,3 12,3
Dividend cover times 2,6 2,8
Share statistics
Total shares in issue million 667,7 665,9
Treasury shares (share
repurchase programme)
million 8,8 8,8
Weighted average number of
shares
million
597,6
596,1
Diluted weighted average number
of shares
million
615,5
614,0
Share price (closing) Rand 274,60 269,98
Market capitalisation Rm 183 350 179 780
Net asset value per share Rand 159,00 141,14
Dividend per share Rand 10,50 8,50
– interim Rand 2,80 2,50
– final Rand 7,70 6,00
Other financial information
Total debt (including bank
overdraft)
– interest bearing Rm 15 047 17 814
– non-interest bearing Rm 725 643
Finance expense capitalised Rm 58 34
Capital commitments Rm 46 497 25 309
– authorised and contracted Rm 31 553 22 492
– authorised, not yet
contracted
Rm
35 769
17 038
– less expenditure to date Rm
(20 825)               (14 221)
Guarantees and contingent
liabilities
– total amount Rm 22 003 29 545
– liability included in the
statement of financial position
Rm
10 288
12 795
Significant items in operating
profit
– employee costs Rm 15 798 17 532
– depreciation and amortisation
of non-current assets
Rm
6 712
6 245
– operating lease charges Rm 1 015 1 111
– share-based payment expenses Rm 943 3 325
Directors’ remuneration Rm 59 50
Share options granted to
directors – cumulative
000
914
946
Share appreciation rights with
no performance targets granted
to directors – cumulative

000

215

215

Share appreciation rights with
performance targets granted to
directors – cumulative

000

43

–
Medium term incentive rights
granted to directors –
cumulative

000

10

–
Sasol Inzalo share rights
granted to directors –
cumulative

000

50

75
Effective tax rate1% 29,9 43,3
Number of employees number 33 339 33 544
Average crude oil price – dated
Brent
US$/barrel
74,37
68,14
Average rand/US$ exchange rate 1US$ = Rand 7,59 9,04
Closing rand/US$ exchange rate 1US$ = Rand 7,67 7,73
1 Decrease in effective tax
rate as a result of the absence
of competition related
administrative penalties and
lower share-based payment
expenses, both of which are not
deductible for tax.
Reconciliation of headline
earnings
Rm
Rm
Profit for the year
attributable to owners of Sasol
Limited

15 941

13 648
Effect of remeasurement items (46) 1 469
Impairment of assets 110 458
Reversal of impairment (365) –
Loss on disposal of business 5 –
Profit on disposal of associate (7) –
(Profit)/loss on disposal of
assets
(3)
761
Scrapping of non-current assets 156 234
Write off of unsuccessful
exploration wells
58
16
Tax effects and non-controlling
interests
(19)
35
Headline earnings 15 876 15 152
Remeasurement items per above
Mining 1 3
Gas – 4
Synfuels 58 137
Oil 10 (3)
Synfuels International 4 777
Petroleum International 108 18
Polymers 14 (1)
Solvents 58 158
Olefins & Surfactants (344) 106
Other chemical businesses 21 246
Nitro 26 219
Wax (5) 27

Infrachem (1) –
Merisol 1 –
Other businesses 24 24
Remeasurement items (46) 1 469
Headline earnings per share Rand 26,57 25,42
Diluted headline earnings per
share
Rand
26,44
25,25
The reader is referred to the definitions contained in the 2009
Sasol Limited annual financial statements.
Segment report
for the year ended 30 June
Turnover
R million
Business unit
analysis
Operating profit
R million
2009 2010 2010 2009

103 358

95 538
South African
energy
cluster

17 808

28 684
8 297 7 863             Mining 815 1 593
5 666 5 371             Gas 2 479 2 424
37 701 33 893             Synfuels 13 175 25 188
51 694 48 411            Oil 1 364 (351)
– –            Other (25) (170)

5 166

3 967
International
energy
cluster

468

880
3 027
2 282
Synfuels
International
131
(235)
2 139
1 685
Petroleum
International
337
1 115
81 913
71 577
Chemical
cluster
5 496
(2 244)
15 525 14 321               Polymers 958 946
18 115 15 765               Solvents 1 154 495
29 534
25 283
Olefins &
Surfactants
2 492
(160)

18 739

16 208
Other
chemical
businesses

892

(3 525)
5 209
5 420
Other
businesses*
165
(2 654)
195 646 176 502 23 937 24 666
(57 810)
(54 246)
Intercompany
turnover
137 836 122 256
* Includes share-based payment expenses related to the Sasol
Inzalo share transaction.

Forward-looking statements: In this document we make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking
statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as “believe”, “anticipate”, “expect”, “intend”, “seek”, “will”,
“plan”, “could”, “may”, “endeavour” and “project” and similar expressions are intended to identify such forward-looking
statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and
specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations,
estimates and intentions expressed in such forward-looking
statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on
Form 20-F filed on 9 October 2009 and in other filings with the
United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other
uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not under take any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.
Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June.
Any reference to a calendar year is prefaced by the word
“calendar”.

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank,
Johannesburg 2196PO Box 5486, Johannesburg 2000, South Africa
Share registrars: Computershare Investor Services (Pty) Limited,
70 Marshall Street, Johannesburg 2001, PO Box 61051, Marshalltown
2107, South Africa Tel: +27 11 370-7700. Fax: +27 11 370-5271/2
Sponsor: Deutsche Securities (SA) (Pty) Limited
Directors (non-executive): TH Nyasulu (Chairman), C Beggs*,
BP Connellan*, HG Dijkgraaf (Dutch)*, MSV Gantsho*, A Jain
(Indian), GA Lewin (Australian)*, IN Mkhize*, MJN Njeke*,
JE Schrempp (German)^, TA Wixley*
(executive): LPA Davies (Chief executive), KC Ramon (Chief
financial officer), VN Fakude
*Independent ^Lead independent director
Company secretary: NL Joubert
Company registration number: 1979/003231/06, incorporated in the
Republic of South Africa

JSE NYSE
Share code SOL SSL
ISIN code: ZAE000006896 US8038663006
American depositary receipts (ADR) program: Cusip number
803866300 ADR to ordinary share 1:1
Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay
Street, New York, NY 10286, USA

Basis of preparation and accounting policies
The preliminary summarised consolidated financial results for year ended 30 June 2010 have been prepared in compliance with the
Listings Requirements of the JSE Limited, International Financial
Reporting Standards (IFRS) as issued by the International
Accounting Standards Board (in particular International
Accounting Standard 34 Interim Financial Reporting), the AC500
Standards as issued by the Accounting Practices Board or its successor and the South African Companies Act, 1973, as amended.
The accounting policies applied in the presentation of the
preliminary summarised consolidated financial results are in terms of IFRS and are consistent with those applied for the year ended 30 June 2009, except as follows:

Sasol Limited early adopted the following standards, which except if otherwise stated, did not have a significant impact on the financial results:

IAS 23 (Revised), Borrowing Costs (effective 1 July 2009).
IAS 24 (Amendment), Related Party Disclosures.
Various improvements to IFRSs.

These preliminary summarised consolidated financial results have been prepared in accordance with the historic cost convention except that certain items, including derivatives and available-
for-sale financial assets, are stated at fair value.

The preliminary summarised consolidated financial results are presented in rand, which is Sasol Limited’s functional and
presentation currency.

Related party transactions
The group, in the ordinary course of business, entered into
various sale and purchase transactions on an arm’s length basis at market rates with related parties.

Significant changes in contingent liabilities since 30 June 2009
On 29 June 2010, a settlement agreement between Veolia Water
Systems (Veolia) and Sasol Synfuels was signed. Sasol Synfuels have agreed to settle the claim with Veolia by the payment of an amount of R160 million (including interest) to Veolia. The amount has been provided for at 30 June 2010.

On 5 July 2010, Sasol Nitro, a division of Sasol Chemical
Industries Limited, concluded a settlement agreement with the
Commission. The Tribunal confirmed the settlement agreement on 20
July 2010 and no administrative penalty was imposed. As part of the settlement agreement, the complaints on abuses of dominance brought by Nutri-flo and Profert, upon which we have previously reported, have been settled. A non material liability has been recognised in this respect at 30 June 2010.

On 12 August 2010, the Commission announced that it had referred its complaints of excessive pricing of polypropylene and
propylene in the domestic South African market against SCI and of price fixing in respect of polypropylene against SCI and Safripol to the Tribunal for adjudication. The Commission indicated that it is seeking an administrative penalty of 10% of SCI’s annual turnover for each of the alleged contraventions. There is no certainty that the turnover of SCI, which houses Sasol’s South
African chemical businesses such as Sasol Nitro, Sasol Polymers,
Sasol Solvents and Sasol Wax, rather than that of Sasol Polymers is the correct base from which to calculate a potential
administrative penalty. Further, there is no reasonable certainty as to whether or not SCI will be found to have contravened
competition laws as alleged, whether a penalty will be imposed and the quantum thereof if imposed. For these reasons, it is currently not possible to make an estimate of the contingent liability and accordingly, no provision was made at 30 June 2010.

Independent audit by the auditors
The preliminary summarised consolidated statement of financial position at 30 June 2010 and the related preliminary summarised consolidated income statement, statements of comprehensive
income, changes in equity and cash flows for the year then ended was audited by KPMG Inc. The individual auditor assigned to
perform the audit is Mr AW van der Lith. Their unqualified audit report is available for inspection at the registered office of the company.

e-mail: investor.relations@sasol.com
Comprehensive additional information is available
on our website: www.sasol.com

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 13 September 2010
By: /s/ N L Joubert
Name: Nereus Louis Joubert
Title: Company Secretary